Elastico Tequila Grille

Balance Sheet

Date: **12/17/2018**

Assets	2018	
Current Assets		
Cash	21,700	
Accounts receivable		
Inventory		
Prepaid expenses		
Short-term investments		
Total current assets	21,700	-
Fixed (Long-Term) Assets		
Long-term investments	-	
Property, plant, and equipment	-	
(Less accumulated depreciation)	-	
Intangible assets		
Total fixed assets	-	-
Other Assets		
Deferred income tax		
Other		
Total Other Assets	-	-
Total Assets	**21,700**	**-**

Liabilities and Owner's Equity		
Current Liabilities		
Accounts payable	-	
Short-term loans		
Income taxes payable	-	
Accrued salaries and wages		
Unearned revenue		
Current portion of long-term debt		
Total current liabilities	-	-
Long-Term Liabilities		
Long-term debt	-	
Deferred income tax		
Other		
Total long-term liabilities	-	-
Owner's Equity		
Owner's investment	21,700	
Retained earnings		
Other		
Total owner's equity	21,700	-
Total Liabilities and Owner's Equity	**21,700**	**-**

Common Financial Ratios		
Debt Ratio (Total Liabilities / Total Assets)	0.00	
Current Ratio (Current Assets / Current Liabilities)		
Working Capital (Current Assets - Current Liabilities)	21,700	-
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	1.00	
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	0.00	